LAWLER & ASSOCIATES

a professional law corporation

1530 9th Avenue, S.E.

Calgary, Alberta T2G 0T7

Telephone: 403-693-8014

Facsimile: 403-272-3620

W. SCOTT LAWLER, ESQ.

      Admitted in California

Tuesday, April 26, 2005

Via EDGAR & Overnight Courier

United States Securities and Exchange Commission

450 Fifth Street, N.W.,

Washington, D.C. 20549

Attention:   Mr. Edward M. Kelly, Senior Counsel

Re:

Safer Residence Corporation.

Form SB-2 Amendment No. 3 filed April 26, 2005

File Number 333-120926

Dear Mr. Kelly:

Please find enclosed herewith three (3) clean copies and three (3) redlined copies of Amendment No. 3 to Safer Residence Corporation’s registration statement on Form SB-2.  The electronic copy of this Amendment No.3 was filed via Edgar earlier today, with a submission date of April 26, 2005.

Below are the comments from your comment letter regarding Safer Residence Corporation’s Amendment No. 2 filing, each followed by Safer Residence Corporation’s responses thereto.

Comment

1. As discussed with your counsel, Rule 310 of Regulation S-T requires that you file on the EDGAR system a marked or redlined version of a pre-effective amendment to a registration statement to show changes. None of the pre-effective amendments filed on the EDGAR system includes a marked or redlined version to show changes. Rather, versions of the first two amendments are mistagged as correspondence, and the third amendment is not tagged properly to show that it is a marked or redlined version of the amendment. Further, the characters required for marking changed material on the EDGAR system are positioned incorrectly in the versions of the first two amendments mistagged as correspondence and in the third amendment. Thus, the versions of the first two amendments mistagged as correspondence and the third amendment are unmarked and do not show changes. File on the EDGAR system with the next amendment a marked or redlined version that is tagged correctly. You should refer to the EDGAR Filer Manual for guidance before filing the next amendment. If you require further assistance before filing the next amendment, you may contact Sylvia J. Pilkerton of our Office of EDGAR and Information Analysis at (202) 942-2941.

Response

We have tried working with Ms. Pinkerton, as suggested by the comment, on numerous occasions, and to be frank Edgar Filer does not provide clear or consistent instructions regarding this matter.  Moreover, it took Ms. Pinkerton a month to return our initial call to her.  Despite over a dozen phone calls, we cannot be assured that we have provided a marked copy in the manner that you have requested.

Comment

2. Numerous disclosures in the marked courtesy copy of pre-effective amendment 1 differ from disclosures in pre-effective amendment 1 and also disclosures in pre-effective amendments 2 and 3 that were filled on the EDGAR system. For example, refer to disclosures in the first, third and sixth risk factors and in the use of proceeds, dilution, and plan of operation sections. Revise or advise.

Response

We apologize for the oversight.  The box has been added to the coverpage.

Registration Statement's Cover Page

Comment

3. Refer to prior comment 3. None of the amendments filed on the EDGAR system shows the change. Thus, we reissue the comment to add a box on the cover page to indicate that Safer Residence is relying on Rule 415 of Regulation C under the Securities Act.

Response

We apologize for the oversight. The box has been added to the cover page.

Prospectus' Outside Front Cover Page

Comment

4. Refer to prior comment 4. Since there is no minimum offering amount, disclose that the offering can close with selling one share of common stock or without selling any shares of common stock.

Response

We have added the disclosure requested by this comment.

Use of Proceeds

Comment

5. Disclosure in the paragraph after the table on page 11 that $20,000 will be sufficient to sustain Safer Residence during the "short-term" appears inconsistent with disclosure in the first risk factor that Safer Residence will require a minimum of $30,000 to cover the cost of operations for the first 12 months. Revise or advise.

Response

We have corrected the $30,000 amount to $20,000.

Disclosure of Commissioned Position of Indemnification for Securities Liabilites

Comment

6. We assume that this section's last paragraph was added in response to prior comment 20 is intended as part of this section's fourth paragraph. Revise or advise.

Response

We have moved the last paragraph to be part of the fourth paragraph of this section.

Report of Independent Registered Public Accounting Firm

Comment

7. As requested in prior comment 23, have your auditors revise their audit report to include a conformed signature as required by Rule2-02(a) of Regulation S-X and Regulation S-B. A conformed signature is required for both the auditors' report and the auditors' consent.

Response

A conformed signature has been included in the auditors report and consent as noted by this comment.

Comment

8. As requested in prior comment 24, tell us what consideration you gave to Nevada state laws governing audits of Nevada companies performed by foreign auditors.

Response

No specific consideration was given to Nevada state laws governing auditors of Nevada companies performed by foreign auditors. In fact, Safer Residence is not aware that there are any Nevada state laws regarding such issue. Safer Residence’s decision to retain an accounting firm from Canada was based on the following facts.

Notwithstanding the fact that Safer Residence is a Nevada corporation, the company is a development stage company with mind, management and assets located in Canada.   The company has no revenue.  Therefore, Safer Residence believes for the time-being that it is appropriate to use an auditor located in Canada, which has been registered with the PCAOB, to conduct its audits. As Safer Residence grows and begins operating their business plan, Safer Residence will consider utilizing the services of a U.S.-based accounting firm.  This will become especially important when mind, management and/or assets transition to the U.S. or when Safer Residence commences its revenue stream.

We have filed with this Amendment an effective date acceleration request for Wednesday May 4, 2005. If there remain any outstanding issues, please contact the undersigned immediately for resolution.

Sincerely,

/s/ W. Scott Lawler

W. Scott Lawler, Esq.

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